Cybin Announces Grant of U.S. Patent Covering Proprietary Deuterated Psilocybin Analog in its CYB003 Program

- Newly granted U.S. patent covers composition of matter claims and treatment methods in support of the Company’s CYB003 program until 2041 -

- Company’s intellectual property portfolio now encompasses 2 granted U.S. patents, and over 50 pending patent applications across 6 patent families -

TORONTO, CANADA – August 15, 2023 – Cybin Inc. (NYSE American:CYBN) (NEO:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options, today announced that the U.S. Patent and Trademark Office (“USPTO”) has granted U.S. patent 11,724,985, to a deuterated psilocybin analog in the Company’s CYB003 investigational drug program. The patent, which is expected to provide exclusivity until 2041, includes composition of matter claims to deuterated tryptamines in support of the Company’s clinical-stage programs, CYB003, a proprietary deuterated psilocybin analog, and CYB004, a proprietary deuterated dimethyltryptamine (“DMT”), in addition to other of the Company’s pre-clinical programs, as well as claims directed towards methods of treating major depressive disorder (“MDD”) and treatment-resistant depression.

CYB003 is an investigational proprietary deuterated psilocybin analog program being developed for the potential treatment of MDD. As a deuterated molecule, CYB003 is designed to potentially achieve an optimized therapeutic profile, including rapid onset of effect, short treatment duration, and efficacy at low doses. CYB003 is currently being evaluated in a Phase 2 clinical trial in participants with moderate to severe MDD.

CYB004 is an investigational deuterated DMT program in development for the potential treatment for Generalized Anxiety Disorder (“GAD”). CYB004 dosing underway is Part C of the Company’s three-part Phase 1 CYB004-E clinical trial evaluating intravenous (“IV”) DMT and CYB004 in healthy volunteers.

The Company expects to report topline Phase 2 efficacy data for CYB003 in MDD and topline Phase 1 data from the CYB004-E study in Q3/Q4 2023.

“We are very pleased to announce this composition of matter patent supporting our clinical-stage CYB003 program, which strengthens our growing intellectual property portfolio and leadership position as a developer of differentiated therapeutics for mental health, especially as we work diligently to advance our clinical trials towards topline data readouts later this year,” said Doug Drysdale, Chief Executive Officer of Cybin. “With this patent granted, we move forward with conviction in our mission of bringing novel, improved treatment options to people suffering from anxiety and depression.”

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on Twitter, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s plans to provide topline clinical data readouts from the CYB003 Phase 2a and CYB004 Phase 1 studies in 2023; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the spread of COVID-19 on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the three months ended June 30, 2023, and the Company’s annual information form for the year ended March 31, 2023, which are available under the Company's profile on www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com